DATE: 3 JANUARY 2018

MARVEL DIGITAL LIMITED **(1)**
萬維數碼有限公司
(the "**Company**")

- and -

E-TECH ELECTRONICS LIMITED **(2)**
亞歷電子有限公司
(the "**Subscriber**")

SUBSCRIPTION AGREEMENT
relating to the subscription of ten (10) per cent coupon per annum convertible bonds in the aggregate principal amount of HK$23,000,000.00 to be issued by Marvel Digital Limited

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CONTENTS

CLAUSE	**PAGE**

THIS AGREEMENT is made on 3 JANUARY 2018

BETWEEN:

1. **MARVEL DIGITAL LIMITED (萬維數碼有限公司)**, a company incorporated in Hong Kong with limited liability, whose registered office is situate at 7th Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong (the "**Company**"); and

2. **E-TECH ELECTRONICS LIMITED (亞歷電子有限公司)**, a company incorporated in Hong Kong with limited liability, whose registered office is situate at Unit D, 3/F., Unison Industrial Centre, 27-31 Au Pui Wan Street, Fotan, Shatin, New Territories, Hong Kong (the "**Subscriber**").

RECITAL

(A) The Company is incorporated in Hong Kong with paid up share capital of HK$30,002,970.00 which is divided into 300,000 shares (the "**Share(s)**") as at the date of this agreement.

(B) The Company has agreed with the Subscriber to issue and the Subscriber has agreed to subscribe for, the Convertible Bonds subject to and upon to the terms and conditions set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1. **INTERPRETATION**

1.1 In this Agreement, including the Recitals and the Schedule, the words and expressions set out below shall have the meanings attributed to them below unless the context otherwise requires:

Expression	Meaning
"ASX"	the Australian Securities Exchange
"Business Day"	a day (other than a Saturday or a Sunday or a public holiday in Hong Kong) on which licensed banks are generally open for business in Hong Kong during its normal business hours
"Certificate(s)"	certificate(s) to be issued in respect of the Convertible Bonds
"Companies Ordinance"	the Companies Ordinance, Chapter 622 of the Laws of Hong Kong
"Completion"	completion of the subscription for and issue of the Convertible Bonds in accordance with the terms and conditions of this Agreement
"Completion Date"	3 January 2018 or such other date as agreed between the parties to this Agreement;

“Conditions Precedent”	the conditions precedent specified in clause 3.1 of this Agreement
"Convertible Bonds"	the ten (10) per cent coupon per annum convertible bonds due on the date falling twenty-four (24) months from the date of issue of the convertible bonds (which may be extended by the holder of the Convertible Bonds for further twelve (12) months subject to the mutual agreement of extension period and interest between the Company and the Subscriber) in the aggregate principal amount of HK$23,000,000.00 to be issued by the Company to the Subscriber on the terms and conditions set out in the Instruments
"Conversion Rights"	rights pursuant to Condition 5 of the Instrument to convert the principal amount of the Convertible Bonds into the Shares
"Conversion Shares"	the Shares to be issued by the Company pursuant to the conditions of the Instrument, upon exercise of the Conversion Rights
"Encumbrances"	any mortgage, charge, pledge, lien (otherwise than arising by statute or operation of law), hypothecation, equities, adverse claims, or other encumbrances, priority or security interest, deferred purchase, title retention, leasing, sale-and-purchase, sale-and-leaseback arrangement over or in any property, assets or rights of whatsoever nature or interest or any agreement for any of the same
"Instrument"	the instrument for the Convertible Bonds in the agreed form to be executed by the Company, a draft of which (subject to such amendments as the Company and the Subscriber may agree) is annexed hereto as the Appendix "A"
"GEM"	Growth Enterprise Market of the Stock Exchange
"Group"	the Company and its Subsidiaries for the time being, and “**Group Company(ies)**” shall mean any company(ies) within the Group
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
“Integrated Media”	Integrated Media Technology Limited, a public company incorporated in the Australia the

	shares of which are listed on Australian Securities Exchange (stock code: ITL) and on Nasdaq (stock code: IMTE)
"Listco Share(s)"	the ordinary share(s) in the capital of the Listing Vehicle
"Listing Date"	the date on which dealings in the Listco Shares on the Main Board, the GEM or any other recognised stock exchange first commence
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange or the Rules Governing the Listing of Securities on GEM (as the case may be) or the applicable rules of any other recognised stock exchange;
"Listing Vehicle"	the holding company of the Company after the Reorganisation, which will apply for the Qualified IPO
"Main Board"	the Main Board operated by the Stock Exchange
"Nasdaq"	the Nasdaq Stock Market, Inc.
"Put Option Deed"	means the put option deed to be entered into between Integrated Media and the Subscriber in relation to the put option granted by Integrated Media to the Subscriber
"Qualified IPO"	a firm commitment, fully underwritten initial public offering of the Listco Shares on the Main Board or GEM or any other recognised stock exchange
"Reorganisation"	the corporate restructuring of the Company and the relevant Group Companies, from the current structure existing as at the date of this Agreement to a proposed structure in which the Listing Vehicle is to become the holding company of the Company and its Subsidiaries
"Share(s)"	share(s) in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	a price equal to 100% of the HK$ principal amount of the Convertible Bonds issued to the Subscriber hereunder;
"Subsidiaries"	the subsidiaries of the Company from time to time, which as at the date of this Agreement

include:

1. Visumotion International Limited, a company incorporated in Hong Kong, the entire issued share capital of which is beneficially owned by the Company;

2. GOXD Technology Limited, a company incorporated in Hong Kong, the entire issued share capital of which is beneficially owned by the Company;

3. Marvel Software (Shenzhen) Limited, a company incorporated in the PRC, the entire equity of which is beneficially owned by the Company; and

4. Marvel Digital Shenzhen Limited, a company incorporated in the PRC, the entire equity of which is beneficially owned by the Company.

"Taxation"	all forms of taxation, including taxation in Hong Kong and in any territory outside Hong Kong and all forms of profits tax (income tax), interest tax, value added tax, stamp duty and all levies, imposts, duties, charges, fees, deductions and withholdings whatsoever charged or imposed by any statutory, governmental, state, federal, provincial, local or municipal authority whatsoever whether on or in respect of profits, income, revenue, sales, trading, the use, ownership or licensing to or from any person of tangible or intangible assets and the carrying on of other activities, including any fines, interests or other payments relating to taxes, the loss of relief and exemption from and the loss of right of repayment or credit of any tax already paid, and the expression "**Tax**" shall be construed accordingly
"this Agreement"	this subscription agreement, as amended and supplemented from time to time by written consent of the parties hereto
"Warranties"	the representations, warranties and undertakings on the part of the Company given pursuant to Clause 5 and contained in Schedule 1
"HK$"	Hong Kong dollars, the lawful currency of Hong

Kong

1.2 In this Agreement, unless the context otherwise requires, any reference to a "**Clause**" or a "**Schedule**" or an "**Appendix**" is a reference to a clause of, a schedule to or an appendix of, this Agreement and, unless otherwise indicated, includes all the sub-clauses of that clause.

1.3 In this Agreement, words importing the singular include the plural and vice versa, words importing gender include both genders and the neuter and references to persons include bodies corporate or unincorporate.

1.4 The headings in this Agreement are for convenience only and shall not affect its interpretation.

1.5 References to statutory provisions shall be construed as references to those provisions as respectively amended or re-enacted (whether before or after the date hereof) from time to time and shall include any provision of which they are re-enactments (whether with or without modification) and any subordinate legislation made under provisions.

1.6 A document expressed to be in the "**agreed form**" means a document the terms of which have been approved by or on behalf of by the parties to this Agreement and a copy of which has been signed for the purposes of identification by or on behalf of the parties to this Agreement.

1.7 Schedule(s) attached to this Agreement (including their respective attachments, if any) form an integral part of this Agreement and are incorporated herein by reference.

2. **SUBSCRIPTION**

2.1 Subject to and upon the terms and conditions of this Agreement, the Subscriber shall subscribe for the Convertible Bonds and shall pay to the Company the amount of HK$23,000,000.00, being the subscription money for the Convertible Bonds.

2.2 Subject to and upon the terms and conditions of this Agreement, the Company shall issue the Convertible Bonds at its full face value to the Subscriber.

3. **CONDITIONS PRECEDENT**

3.1 The issue of the Convertible Bonds is conditional upon the following conditions having been fulfilled (or, as the case may be, waived) on or before the Completion Date (or such later time and date as the Company and the Subscriber shall agree in writing):

(a) the Put Option Deed having been duly executed by Integrated Media and the Subscriber;

(b) all necessary consents, authorisations, licences and approvals required to be obtained on the part of the Company in relation to this Agreement and the transactions contemplated hereby having been obtained and remaining in full force and effect;

(c) the Warranties remaining true and accurate in all respects; and

(d) the warranties made by the Subscriber under Clause 5.8 remaining true and accurate in all respects.

3.2 The Company shall use its best endeavours to procure the fulfilment of the conditions set out in Clauses 3.1(a), 3.1(b) and 3.1(c). The Subscriber shall use its best endeavours to procure the fulfilment of the conditions set out in Clauses 3.1(a) and 3.1(d).

3.3 If any of the conditions set out in Clause 3.1 have not been satisfied on or before the Completion Date or such later date as the parties hereto may agree in writing, this Agreement shall cease and determine (save and except Clauses 10, 11.1, 17 and 18) which shall continue to have full force and effect) and neither party shall have any obligations and liabilities hereunder save for any antecedent breaches of the terms hereof.

4. **COMPLETION**

4.1 Upon compliance with or fulfilment of the conditions set out in Clause 3.1, Completion shall take place at the principal place of business of the Company or such other place as the parties hereto shall determine on the Completion Date at 3.00 p.m. (or such other time as agreed by the parties hereto) when all (but not part only) of the following businesses shall be transacted:

(a) the Company shall deliver to the Subscriber certified copies of the board resolution and shareholder's resolution of the Company approving and authorising the execution and completion of this Agreement, the Instrument and the issue of the Convertible Bonds and the Certificates for the Convertible Bonds to be delivered to the Subscriber;

(b) the Company shall execute the Instrument and deliver a certified copy of the duly executed Instrument to the Subscriber together with a duly executed Certificate;

(c) the Company shall deliver to the Subscriber the deed of guarantee dated or to be dated the Completion Date in relation to payment obligations under the Convertible Bonds duly executed by Integrated Media;

(d) the Subscriber shall deliver to the Company certified copies of the board resolution and shareholder's resolution of the Subscriber approving and authorising the execution and completion of this

Agreement including the subscription for the Convertible Bonds and effecting the payments for the Convertible Bonds to the Company;

(e) the Subscriber shall deliver to the Company the deed of guarantee dated or to be dated the Completion Date in relation to payment obligations under the Convertible Bonds duly executed by Subscriber; and

(f) the Subscriber shall effect payment to the Company of the Subscription Price, such payment to be made by way of a casher' s order issued by a licensed bank in Hong Kong for such face value and made payable to the Company.

4.2 No party shall be obliged to complete the subscription for and the issue of the Convertible Bonds or perform any obligations hereunder unless all the parties hereto comply fully with their obligations under Clause 4.1.

4.3 If the Company on the one hand or the Subscriber on the other hand shall be unable to comply with any of their respective obligations under Clause 4.1 on or before the date fixed for Completion, the party not in default may:

(a) defer Completion to a date not more than 28 days after the said date (and so that the provisions of this Clause 4 shall apply to Completion as so deferred); or

(b) proceed to Completion so far as practicable; or

(c) rescind this Agreement,

without prejudice, in each case, to that party's rights (whether under this Agreement generally or under this Clause) to the extent that the other party shall not have complied with its obligations thereunder.

5. <u>WARRANTIES</u>

5.1 The Company hereby represents, warrants and undertakes to the Subscriber that the Warranties are true and correct in all material respects and not misleading in any material respects as at the date of this Agreement and the Completion Date.

5.2 The Company hereby agrees and acknowledges that the Subscriber is entering into this Agreement in reliance on the Warranties

5.3 The Company undertakes to notify the Subscriber as soon as reasonably practicable on any matter or event coming to its attention prior to Completion which shows any of the Warranties to be or to have been untrue or misleading in any material respect or which may have any material adverse effect on the assets or liabilities of the Company.

5.4 Each of the Warranties is without prejudice to any other Warranty and, except where expressly or otherwise stated, no provision in any Warranty shall govern or limit the extent or application of any other provision in any Warranty.

5.5 The Company undertakes in relation to any Warranty which refers to the knowledge, information or belief of the Company that it has made reasonable enquiry into the subject matter of that Warranty and that it does not have the knowledge, information or belief that the subject matter of that Warranty may not be correct, complete or accurate.

5.6 The Subscriber hereby represents, warrants and undertakes to the Company that:

(a) the Subscriber is a corporation, duly incorporated and validly existing under the Laws of its jurisdiction of incorporation.

(b) the Subscriber has the right, power and authority to enter into and perform this Agreement which constitutes legal, valid and binding obligations on the Subscriber in accordance with its terms;

(c) the Subscriber has sufficient financial resources necessary for the subscription of the Convertible Bonds;

(d) this Agreement constitutes valid, binding and enforceable obligations of the Subscriber; and

(e) The Subscriber is independent of and not a connected person (within the meaning of the Listing Rules) with any of the Group Companies or any of their respective associates (as defined in the Listing Rules).

5.7 The Subscriber hereby agrees and acknowledges that the Company is entering into this Agreement in reliance on the warranties made by the Subscriber under Clause 5.7.

5.8 The Subscriber further agrees and acknowledges that prior to the Listing Date, the Listing Vehicle or any of the Group Companies shall be permitted to declare, make or pay to its shareholders a special dividend which, subject to compliance with all laws and regulations, may be up to the maximum amount of the retained earnings of the Group.

6. <u>UNDERTAKINGS AND FURTHER ASSURANCE</u>

6.1 The Company hereby undertakes to the Subscriber that:

(a) So long as the Convertible Bonds are outstanding, and subject to any consent otherwise given in writing by the Bondholder (such approval not to be unreasonably withheld or delayed), the Company agrees:

(i) not to amend the articles of association of the Company, save for amendments in connection with the Qualified IPO; and

(ii) not dispose the control of any material assets and subsidiaries of the Company, save for the reorganisation of the Company and its subsidiaries.

6.2 The Subscriber irrevocably and unconditionally undertakes to and covenants with the Company that it will not, whether directly or indirectly, within the period commencing on the Listing Date and ending on the date falling twelve months thereafter or such other period of time as requested by the Stock Exchange or the sponsor to the Qualified IPO, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or Encumbrances in respect of, any of the Conversion Shares.

6.3 The Subscriber further irrevocably and unconditionally undertakes that it will provide all necessary or desirable assistance to the Company and the Listing Vehicle in connection with the Reorganisation and the Qualified IPO, including the execution or performance of any documents, acts and things in relation to the Reorganisation and the Qualified IPO including but not limited to the share swap arrangement referred to in condition 5(F) of the Instrument, providing information to the Company and its advisers, attending meeting with such advisers and to execute all necessary documents in such connection.

7 LIMITATION OF LIABILITY

7.1 The Company shall not be liable for any claim in respect of the Warranties and other provisions under this Agreement unless:

(a) the Company shall have received from the Subscriber written notice of such claim, specifying in reasonable detail the event or default to which the claim relates and the nature of the breach and (if capable of being quantified at that time) the amount claimed, not later than the expiry of the period of one year from the Completion Date;

(b) the aggregate amount of liability of the Company for all claims made in connection with this Agreement save and except the repayment obligations of the principal amount and unpaid interests of the Convertible Bonds shall not exceed HK$500,000; and

(c) in respect of any one claim under this Agreement, the amount recoverable from the Company in respect thereof is in excess of HK$1,000,000 provided that if any claim is in excess of the aforesaid amount, the Company shall be liable for the entire amount so claimed or that if any claim is below HK$1,000,000 but when aggregated with any other amounts so recoverable by the Subscriber in respect of any other claims shall exceed HK$1,000,000, the Company shall be liable for all the amounts so claimed.

7.2 Without prejudice to the Subscriber's right to select the basis of any claim, to the extent to which the Subscriber shall have been compensated in respect of any facts or circumstances for any one of a breach of Warranty or under any indemnity in this Agreement, the Subscriber shall not (to that extent) be entitled to recover compensation under any of the others of those bases in respect of the same facts or circumstances.

7.3 The Company shall not be liable for the Warranties:

(a) which would not have arisen but for a default on the part of the Subscriber of any of the terms herein; or

(b) which arises as a result of legislation which comes into force after the date hereof with retrospective effect.

7.4 If any claim for breach of any Warranty is brought under this Agreement in relation to any liability of the Company which is contingent only, the Company shall not be liable to make any payment in respect thereof unless and until such contingent liability becomes an actual liability.

7.5 Where a claim for breach of any Warranty or undertakings is made under this Agreement and has been settled subsequently, save as expressly reserved in any settlement of such a claim, all other rights and remedies (if any) of the Subscriber in respect of the subject matter thereof, whether under this Agreement or otherwise, are hereby excluded.

7.6 The amount of any compensation or damages payable by the Company in respect of any claim for breach of any Warranty shall be computed after taking into account and giving full credit for any increase in the amount or value of any assets or discharge from or satisfaction of or reduction in any liability of any member of the Group as a result of or arising out of or attributable to the fact, matter, event or thing giving rise to any relevant claim.

7.7 The Subscriber shall reimburse to the Company an amount equal to any sum paid by the Company to satisfy any claim under this Agreement which is subsequently recovered by or paid to the Subscriber or any member of the Group by any third party after deducting all reasonable costs and expenses incurred by the Subscriber arising from or incidental to the recovery of such amount from the third party.

7.8 The Warranties shall be actionable only by the Subscriber and its successors and no other person shall be entitled to make any claim or take any action whatsoever against the Company under, arising out of, or in connection with any of the Warranties.

7.9 The Subscriber shall as soon as practicable inform the Company in writing of any material fact, matter, event or circumstances which comes to its notice whereby it appears that the Company are or may become liable to make any payment under any Warranty or other provisions of this Agreement and shall not settle or compromise such claim without the prior written consent of the Company.

8. FURTHER ASSURANCE

Notwithstanding Completion, each party hereto shall at the request of the other party hereto and at its own costs and expenses sign or execute any document or do any deed, act or thing as may, in the reasonable opinion of the other party, be necessary or expedient to give full force and effect to the terms of this Agreement.

9. SURVIVAL OF COMPLETION

Except as otherwise provided herein, all provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding Completion except in respect of those matters then already performed.

10. ANNOUNCEMENT

Save for such announcement as is required to be released by any party as required by law or any regulatory authorities or any rules of the Stock Exchange, the ASX, the NASDAQ or other applicable recognised stock exchange, none of the parties hereto shall make any public announcement in relation to the transactions the terms of which are set out in this Agreement or the transactions or arrangements hereby contemplated or herein referred to or any matter ancillary hereto or thereto without the prior written consent of the other party (which consent shall not be unreasonably withheld). This Clause shall survive Completion or termination of this Agreement.

11. COSTS AND STAMP DUTY

11.1 Each of the parties hereto shall bear its own legal and professional fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement.

11.2 Any stamp duty payable on the subscription for and issue of, the Convertible Bonds shall be borne by the Company and the Subscriber in equal shares.

12. INVALIDITY

If at any time one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

13. TIME

Time shall be of the essence of this Agreement.

14. TRANSFERABILITY AND ASSIGNMENT

This Agreement shall be binding on and enure for the benefit of the successors of each of the parties hereto and shall not be assignable.

15. ENTIRE AGREEMENT

This Agreement sets forth the entire agreement and understanding between the parties or any of them in relation to the transactions contemplated by this Agreement

and supersedes and cancels in all respects all previous agreements, letters of intent, correspondence, understandings, agreements and undertakings (if any) between the parties hereto with respect to the subject matter hereof, whether written or oral.

16. COUNTERPARTS

This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by signing any such counterpart.

17. NOTICES

Any notice required to be given under this Agreement shall be deemed duly served if served by hand delivery or by facsimile transmission to the addresses provided below or to such other address as may have been last notified in writing by or on behalf of the relevant party to the other parties hereto. Any such notice shall be deemed to be served at the time when left at the address of the party to be served or, if served by facsimile transmission, when sent. In proving service it shall be sufficient, in the case of service by facsimile transmission, to prove that the transmission was confirmed as sent by the originating machine.

To the Company:

Address: 7th Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong

Attn: The Board of Directors

Fax: +852 2511 0201

To the Subscriber:

Address: Unit D, 3/F., Unison Industrial Centre, 27-31 Au Pui Wan Street, Fotan, Shatin, New Territories, Hong Kong

Attn: The Board of Directors

Fax: +852 2607 0155

18. GOVERNING LAW

This Agreement is governed by and shall be construed in accordance with the laws of Hong Kong, and the parties hereto hereby submit to the non - exclusive jurisdiction of the courts of Hong Kong in connection herewith but this Agreement may be enforced in any court of competent jurisdiction.

19. THIRD PARTY RIGHTS

The terms of this Agreement are intended solely for the benefit of the relevant parties to this Agreement, and their respective successors or permitted assigns. No person other than the parties to this Agreement shall have any rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce or enjoy the benefits of any terms of this Agreement.

SCHEDULE 1

WARRANTIES

The Company hereby represents and warrants to the Subscriber that all representations and statements of fact set out in this Schedule 1 or otherwise contained in this Agreement are and will be true and accurate as at the date of this Agreement and the Completion Date with reference to the facts and circumstances subsisting at such time.

1. General Information

1.1 The Company has full power to enter into this Agreement and to exercise its rights and perform its obligations hereunder and (where relevant) all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations hereunder have been duly taken and this Agreement shall, when executed be a legal, valid and binding agreement on it, enforceable in accordance with the terms hereof.

1.2 The obligations of the Company under this Agreement shall at all times constitute direct, unconditional, unsecured, unsubordinated and general obligations of, and shall rank at least *pari passu* with, all other present and future outstanding unsecured obligations, issued, created or assumed by the Company.

2. **The Convertible Bonds**

2.1 The Company has power and authority to issue the Convertible Bonds thereof and does not require the consent thereto of any other parties.

2.2 The Convertible Bonds will at all time rank *pari passu* with all other present and future unsecured and unsubordinated obligations of the Company.

2.3 There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting any part of the unissued share capital of the Company and there is no agreement or commitment to give or create any of the foregoing and no claim has been made by any person to be entitled to any of the foregoing which has not been waived in its entirety or satisfied in full.

2.4 There is no agreement or commitment outstanding which calls for the allotment or issue of or accords to any person the right to call for the allotment or issue of any Shares or debentures of the Company.

3. Taxation

3.1 The Company has complied with all other relevant legal requirements relating to registration or notification for Taxation purposes (where applicable).

3.2 The Company has:

(a) paid or accounted for all Taxation (if any) due to be paid or accounted for by it before the date of this Agreement; and

(b) taken all reasonable steps to obtain any repayment of or relief from Taxation available to it.

4. Insolvency

4.1 No order has been made or petition presented or resolution passed for the winding up of the Company, nor has any distress, execution or other process been levied against the Company or action taken to repossess goods in the possession of the Company.

4.2 No steps have been taken for the appointment of an administrator or receiver of any part of the Company's property.

IN WITNESS WHEREOF this Agreement has been entered into the day and year first above written.

THE COMPANY

SIGNED by	)	*/S/ Lee Ying Chiu, Herbert*
Lee Ying Chiu, Herbert	)	
李應樵	)	
	)	
for and on behalf of	)	
MARVEL DIGITAL LIMITED	)	
萬維數碼有限公司	)	
	)	
	)	
in the presence of:		

THE SUBSCRIBER

SIGNED by	)	*/S/ Lee Yiu Chi*
Lee Yiu Chi	)	
李耀智	)	
	)	
for and on behalf of	)	
E-TECH ELECTRONICS LIMITED	)	
亞歷電子有限公司	)	
	)	
	)	
in the presence of:		

APPENDIX A

THE INSTRUMENT

DATE: 3 JANUARY 2018

INSTRUMENT
constituting HK$23,000,000 of ten (10) per cent coupon per annum convertible bonds issued by Marvel Digital Limited

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CONTENTS

THIS INSTRUMENT is executed by way of Deed Poll on 3 January 2018 by **MARVEL DIGITAL LIMITED (萬維數碼有限公司)**, a company incorporated in Hong Kong with limited liability, whose registered office is situtate at 7th Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong (the "**Company**").

RECITAL:

Pursuant to the Agreement, the Subscriber has agreed to subscribe for and the Company has agreed to issue the ten (10) per cent coupon per annum convertible bonds in the principal amount of HK.$23,000,000 on the terms and conditions provided for in this Instrument.

IT IS HEREBY AGREED AS FOLLOWS:

1. INTERPRETATION

(A) In this Instrument, unless the context otherwise requires, the following expressions shall have the following meanings:

"Agreement" the subscription agreement made between the Company and the Subscriber dated relating to the issue of the Convertible Bonds;

"Associates" in relation to the Bondholder, a company or body corporate:

(a) which is wholly owned by the Bondholder;

(b) of which the Bondholder is a wholly owned subsidiary; or

(c) which is a wholly owned subsidiary of a company or body corporate of which the Bondholder is a wholly owned subsidiary;

"Board" the board of Director(s) from time to time;

"Bondholder" or **"holder"** the person for the time being entered in the register of Bondholder maintained pursuant to Condition 15 as the holder of the Convertible Bonds;

"Business Day" a day (other than a Saturday or a Sunday or a public holiday in Hong Kong) on which licensed banks are generally open for business in Hong Kong during its normal business hours;

"Capitalisation Issue" the issue of such number of Listco Shares to the shareholders of the Listing Vehicle in proportion to their respective shareholdings held on a particular record date as may be determined by the board of directors of the Company upon capitalisation of certain sums standing to the credit of the share premium account of

the Listing Vehicle before the Listing Date;

"Certificate"	the certificate (in registered form) substantially in the form set out in the Schedule 1 hereto given under the seal of the Company evidencing the title of the Bondholder to the Convertible Bonds and as may be modified or amended from time to time in accordance with the Conditions;
"Conditions"	the terms and conditions of the Convertible Bonds, as may be modified or varied from time to time, as set out herein;
"Convertible Bonds"	the ten (10) per cent coupon per annum convertible bonds of a principal amount of HK$23,000,000 issued by the Company in denomination of HK$23,000,000 to the Bondholder with the benefit of and subject to the Conditions;
"Conversion Date"	has the meaning ascribed to it under Condition 5
“Conversion Notice”	the notice substantially in the form set out in Schedule 2 hereto to exercise the Conversion Rights
“Conversion Price”	HK$306.67 per Conversion Share
“Conversion Rights”	rights pursuant to Condition 5 to convert the principal amount thereof into the Shares
“Conversion Shares”	the Shares to be issued by the Company pursuant to the Conditions of this Instrument, upon exercise of the Conversion Rights
"Director(s)"	the director(s) of the Company;
"Events of Default"	such events as set out in Condition 14;
"GEM"	the Growth Enterprise Market of the Stock Exchange;
"Group"	the Company and its Subsidiaries for the time being, and “**Group Company(ies)**” shall mean any company(ies) within the Group
"HK dollars" or **"HK$"**	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
“Listco Shares”	the ordinary shares in the capital of the Listing Vehicle
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange or the Rules Governing the Listing of Securities on GEM (as the case may be) or the applicable rules of any other recognised stock exchange;

"Listing Vehicle"	the holding company of the Company after the Reorganisation, whose shares are proposed to be listed on the Main Board or GEM or any other recognised stock exchange;
"Main Board"	the Main Board operated by the Stock Exchange
"Maturity Date"	the date falling the expiry of twenty-four (24) months from the date of issue of this Instrument, which may be extended, subject to the mutual agreement of the extension period and interest between the Company and the Bondholder, to the date falling twelve (12) months as agreed between the Company and the Bondholder from the original Maturity Date by service of the Bondholder to the Company of not less than seven (7) days' written notice in advance;
"Offer"	the conditional placing or public offer of the Listco Shares to be conducted by the Listing Vehicle for the purposes of the Qualified IPO;
"Qualified IPO"	a firm commitment, fully underwritten initial public offering of the Listco Shares on the Main Board or GEM or any other recognised stock exchange
"Reorganisation"	the corporate restructuring of the Company and the relevant Group Companies, from the current structure existing as at the date of this Agreement to a proposed structure in which the Listing Vehicle is to become the holding company of the Company and its Subsidiaries
"Shares"	shares in the capital of the Company;
"Sponsor"	sponsor of the Qualified IPO appointed by the Listing Vehicle, the Company or any member of the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscriber"	E-Tech Electronics Limited 亞歷電子有限公司, being the subscriber named in the Agreement;
"Subsidiaries"	has the meaning ascribed to it under the Agreement; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

(B) Except as otherwise expressly provided, expressions defined in the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) as at the date hereof have the same meanings when used in this Instrument.

(C) A reference to a statute or statutory provision includes a reference:

(a) to that statute or provision as from time to time modified or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any orders, regulations, instruments or other subordinate legislation made under the relevant statute or statutory provision.

(D) Unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(E) A reference to Recitals, a Condition, a Sub-condition or Schedule is to the recitals, a condition of, a sub-condition of or the schedule to this Instrument.

(F) The headings are for convenience only and do not affect interpretation of this Instrument.

2. AMOUNT AND ISSUE OF THE CONVERTIBLE BOND

(A) The Convertible Bonds shall be issued at its full face value subject to the terms of the Conditions and shall be binding on the Company and shall enure for the benefit of the Bondholder.

(B) The Company and the Bondholder shall pay all duties or stamp duties (if any) in equal shares on the issue of the Convertible Bonds and the initial delivery of the Convertible Bonds (including penalties, if any).

3. STATUS, FORM, DENOMINATION AND TITLE OF THE CONVERTIBLE BOND

(A) The Convertible Bonds shall constitute a direct unconditional, unsecured and unsubordinated obligation of the Company and ranks pari passu and rateably without preference (with the exception of obligations in respect of taxes and certain other statutory exceptions) equally with all other unsecured and unsubordinated obligations of the Company.

(B) The Convertible Bonds is in registered form in the denomination of HK$23,000,000. A Certificate will be issued to the Bondholder in respect of its registered holding of the Convertible Bonds. The Certificate will have an identifying number which will be recorded on the relevant Certificate and in the register of Bondholder which the Company will keep in compliance with Condition 16.

(C) The holder of the Convertible Bonds will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest or any writing on, or the theft or loss of, the Certificates issued in respect of it) and no person will be liable for so treating such holder.

4. INTEREST

(A) The Convertible Bonds shall bear interest at a coupon rate of ten (10) per cent per annum on the outstanding principal amount of the Convertible Bonds which, subject as otherwise provided herein, will be payable on the first Business Day of every six

(6) months commencing from the issue date of the Convertible Bonds (an "**Interest Payment Date**"). Such interest shall be calculated on the basis of a 365-day year and the number of days elapsed.

(B) If the Bondholder has converted the whole of the principal amount of the Convertible Bonds, the Bondholder shall be entitled to interest in respect of such whole of the principal amount of the Convertible Bonds for the period from the immediately preceding Interest Payment Date or the date of issue of the Convertible Bonds (whichever is the later) to and up to (but excluding) the Conversion Date concerned.

5. <u>CONVERSION</u>

(A) Subject as hereinafter provided, the Bondholder have the right, on any Business Day during the Conversion Period (as defined hereinafter), to convert the whole of the principal amount of the Convertible Bonds into 75,000 Conversion Shares at the Conversion Price.

(B) Subject to and upon compliance with the provisions of the Conditions, the Conversion Right attaching to the Convertible Bonds may be exercised, at the option of the Bondholder, at any time during the period ("**Conversion Period**") commencing from the issue date of the Convertible Bonds and ending on the earlier of (a) the date falling three (3) Business Days prior to the Maturity Date; or (b) the date (the "**Deemed Conversion Date**") of receipt of the approval in principle of the Qualified IPO by the Stock Exchange or other relevant authority or the Stock Exchange having no comments on the prospectus in relation to the Qualified IPO, provided that the Company or the Listing Vehicle has produced documentary evidence to the reasonable satisfaction of the Bondholder evidencing such approval in principle.

(C) The Bondholder shall exercise the entire Conversion Rights in full to convert the Convertible Bonds by completing and serving on the Company the Conversion Notice and delivering the same, together with the Certificate, to the principal place of business of the Company in Hong Kong. A Conversion Notice once given may not be withdrawn without the prior consent in writing of the Company.

(D) For the conversion on the Deemed Conversion Date contemplated in Condition 5(B)(b), the Bondholder shall be deemed to have served on the Company the Conversion Notice exercising in full the entire Conversion Rights attaching to the Convertible Bonds on the Deemed Conversion Date and shall deliver the Certificate in respect of the Convertible Bonds on the Deemed Conversion Date to the Company for cancellation after conversion.

(E) The conversion date in respect of the Convertible Bonds (the "**Conversion Date**") must fall at a time when the Conversion Rights attaching to that Convertible Bond is expressed in these Conditions to be exercisable and will be deemed to be the second Business Day immediately following the date of the surrender of the Certificate in respect of such Convertible Bonds and delivery of such Conversion Notice and, if applicable, any payment to be made under these Conditions in connection with the exercise of such Conversion Rights.

(F) Subject to the delivery by the Bondholder of the Conversion Notice (or such Conversion Notice is deemed to have been served pursuant to Condition 5(D)) and the Certificate in respect of the Convertible Bonds to the Company pursuant to

Condition 5(C) or Condition 5(D) (as the case may be), the Company shall, on the Conversion Date, allot and issue to the Bondholder, credited as fully paid, 75,000 new Conversion Shares which shall rank *pari passu* with the Shares in issue on the Conversion Date. The Company irrevocably and unconditionally undertakes that, i) if the Conversion Date falls on a date before the completion of the Reorganisation, it will procure that upon completion of the Reorganisation or on such other day as agreed between the Company and the Bondholder the Bondholder will by way of a share swap become the legal and beneficial owner of the such number of Listco Shares calculated *pro rata* in accordance to shareholding ratio of the Bondholder in the Company as at the date of completion of the Reorganisation; or ii) if the Conversion Date falls on a date on or after the completion of the Reorganisation, it will procure that the Bondholder will within five (5) Business Days or such other day as agreed between the Company and the Bondholder after the Conversion Date by way of a share swap become the legal and beneficial owner of the such number of Listco Shares calculated *pro rata* in accordance to shareholding ratio of the Bondholder in the Company as at the Conversion Date.

(G) No fraction of a Share will be issued on conversion but an equivalent cash payment (except in cases where any such cash payment would amount to less than HK$1) in Hong Kong dollars will be made to the Bondholder in respect of such fraction. The Conversion Shares shall be allotted and issued, credited as fully paid, to the Bondholder by the Company in accordance with the articles of association of the Company.

(H) For the avoidance of doubt, the Bondholder shall not have any right to convert any of the principal amount outstanding in respect of the Convertible Bonds into Conversion Shares save as provided in this Condition.

(I) For the avoidance of doubt, following the conversion of the Convertible Bonds pursuant to Condition 5(B) above, such Convertible Bonds shall be cancelled forthwith and may not be re-issued or re-sold.

(J) The Listco Shares allotted to the Bondholder pursuant to Condition 5(F) shall rank *pari passu* with all the Listco Shares in issue before the date of completion of the Qualified IPO.

6. COVENANTS IN RELATION TO THE CONVERSION

(A) So long as the Convertible Bonds shall remain convertible and notwithstanding anything to the contrary herein, the Company undertakes to ensure that the Company will:

(i) keep available for issue free from pre-emptive rights out of its authorised but unissued share capital such number of Shares as would be required to be issued upon conversion of the full amount of the Convertible Bonds outstanding from time to time;

(ii) not make any redemption of share capital, share premium account or capital redemption reserve involving any repayment to its shareholder(s) either in cash or in specie;

(iii) not issue or pay up any securities by way of capitalisation of profits or reserves other than by the issue of Shares to its shareholder(s);

(iv) not in any way modify the rights attaching to the Shares or create or issue or permit to issue any other class of Shares carrying any right to income or capital which is more favourable than the corresponding right attaching to the Shares or attach any special rights or privileges to any such other class of Shares provided that nothing in this sub-paragraph (iv) shall prevent any consolidation or sub-division of the Shares; and

(v) not make any distribution in specie to its shareholder(s).

(B) The Listing Vehicle will ensure that all Listco Shares issued upon the share swap as referred to in Condition 5(F) will be duly and validly issued fully-paid and registered.

7. REDEMPTION

(A) The Company shall not be permitted to redeem the entire of or part of the outstanding amount under the Convertible Bonds before the Maturity Date, save as pursuant to the provisions set out in Condition 14.

(B) The Company shall redeem any amount of the Convertible Bonds which remains outstanding on the Maturity Date at its then outstanding principal amount, inclusive of interest as accrued under Condition 4(A).

8. PAYMENT

(A) All payment to be made by the Company will be made by 4:00 p.m. (Hong Kong time) on the relevant due dates by wire transfer or any other means in immediately available funds to a bank account as nominated by the Bondholder (as the case may be) from time to time or, if the Bondholder fails to nominate a bank account, the Company shall be entitled to make such payments by sending a banker's draft drawn in favour of the Bondholder to the address of the Bondholder as appearing on the Certificate for its Convertible Bonds.

(B) All sums payable under this Condition shall be made in Hong Kong dollars and paid (i) free of any restriction or condition; (ii) free and clear of and (except to the extent required by law) without any deduction or withholding for or on account of any tax; and (iii) without deduction or withholding (except to the extent required by law) on account of any other amount whether by way of set-off or otherwise. In the event that the Company is required by law to make any such deduction or withholding from any amount paid, the Company shall pay to the Bondholder such additional amount as shall be necessary so that the Bondholder continues to receive a net amount equal to the full amount which it would have received if such withholding or deduction had not been made.

9. EXPENSES

All costs and expenses incurred in connection with the issue of Shares upon conversion of the Convertible Bonds shall be borne by the Company.

10. INDEMNITY

(A) The Company hereby unconditionally and irrevocably agrees to indemnify the Bondholder against any loss that such Bondholder suffers due to:

(i) the Company's liability to pay any amounts hereunder is unenforceable in whole or in part as a result of lack of capacity, power or authority or improper exercise of power or authority; or

(ii) of any sum which is due and payable under the Convertible Bonds not being paid in accordance with the terms of the Convertible Bonds through any act or omission of the Company.

(B) The Company as principal debtor must pay the Bondholder on demand a sum equal to the amounts of the loss described in this Condition 10.

11. REPLACEMENT OF CERTIFICATES

If any Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced by the Listing Vehicle upon payment by the claimant of HK$100.00 per Certificate. Any mutilated or defaced Certificate must be surrendered before replacements will be issued.

12. RIGHTS OF THE BONDHOLDER

(A) **As regards voting**

(i) The Convertible Bonds or the Certificate shall not confer on the Bondholder the right to vote at a general meeting of the Company.

(ii) The Listco Shares allotted to the Bondholder pursuant to the share swap as referred to in Condition 5(F) shall confer on the holder of the said Listco Shares the right to vote at a general meeting of the Listing Vehicle.

(B) **As regards taxation**

All payments of principal, premium or interest in respect of the Convertible Bonds will be made without withholding or deduction of or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the government of Hong Kong or any other authorities therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.

13. UNDERTAKINGS AND COVENANTS

(A) **Duration**

The undertakings in this Condition shall remain in full force from and after the date of this Instrument and so long as any sum remains outstanding under the Convertible Bonds.

(B) **Authorisations, approvals, consents etc.**

The Company will obtain and promptly renew (if appropriate) from time to time, and will promptly furnish certified copies to the Bondholder of, all such authorisations, approvals, consents, licences and exemptions as may be required under any applicable law or regulation to enable it to perform its obligations under the Convertible Bonds or required for the validity or enforceability of the Convertible Bonds.

(C) **Use of Proceeds**

The entire net proceeds received by the Company for the issue of the Convertible Bonds shall not be used for any purpose other than for general working capital purpose of the Group Companies or their holding companies.

(D) **Compliance**

For so long as any part of the principal amount of any Convertible Bonds remains outstanding, the Company will comply in full with the terms and conditions of the Convertible Bonds and will not take any action which will or is likely to cause a breach or default thereof.

14. EVENTS OF DEFAULT

(A) Without prejudice to the other provisions of the Conditions, the principal moneys outstanding on any Convertible Bonds shall become immediately repayable on the occurrence of any of the following events if the Bondholder by notice in writing to the Company, given before the default mentioned in this Condition shall have been made good, shall demand in writing repayment of the relevant Convertible Bonds:

(i) if there is a default in the performance or observance by the Company of any of the obligations of the Company (including, without limitation, its undertakings) under the Convertible Bonds and (where such failure is capable of remedy) such default shall continue for not less than fourteen (14) days after the Company has been requested by any of the Bondholder to remedy such default;

(ii) if the holder of any encumbrance takes possession or a receiver is appointed of the whole or any substantial part of the assets or undertaking of the Company or the Subsidiaries;

(iii) if it shall become unlawful for the Company to perform all or any of its obligations under the Conditions or the Convertible Bonds, or the Conditions or the Convertible Bonds shall for any reason cease to be in full force or effect or shall be declared to be void or illegal or be repudiated or the legality, validity, priority, admissibility in evidence or enforceability thereof shall be contested by the Company, or the Company shall deny that it has any, or any further, liability or obligation under or in respect of the same;

(iv) if any of the Company or its Subsidiaries becomes insolvent or unable to pay its debts when due or commits or permits any act of bankruptcy, which term shall include (a) the filing of a petition in any bankruptcy, reorganisation, winding-up or liquidation proceeding or other proceedings analogous in purpose or effect and the failure by any of the Company or its Subsidiaries to have any such petition discharged within ninety (90) days, (b) the appointment of a receiver or trustee for the bankruptcy, reorganisation, winding-up or liquidation of any assets or properties of any of the Company or its Subsidiaries and such appointment is not discharged within ninety (90) days, (c) the making by any of the Company or its Subsidiaries of an assignment or an arrangement or composition with or for the benefit of its respective creditors, (d) the entry of any court order or judgment confirming the bankruptcy or insolvency of any of the Company or its Subsidiaries , or (e) if any order is made or an effective resolution is passed for the winding up, liquidation or dissolution of any of the Company or its Subsidiaries or the

taking of any corporate action to authorise or give effect to any of the foregoing otherwise than for the purpose of reconstruction or amalgamation;

(v) if a moratorium is agreed or declared in respect of any present or future indebtedness of any of the Company or its Subsidiaries or any governmental agency or authority confiscates or seizes or compulsorily purchases or expropriates all or a material part of the assets or capital of any of the Company or its Subsidiaries; or

(vi) if a distress, execution or seizure before judgment is levied or enforced upon or sued against any part of the properties of any of the Company or its Subsidiaries and is not discharge or stayed within sixty (60) days thereof (or such longer period as the Bondholder may consider appropriate in relation to the jurisdiction concerned).

(B) The Company will forthwith on becoming aware of any such Event of Default give notice in writing thereof to the Bondholder.

(C) Upon notice being given to the Company by the Bondholder pursuant to Subcondition (A) above, the Convertible Bonds in respect of which such notice has been given shall immediately become due and repayable at a sum equivalent to the principal amount outstanding under the Convertible Bonds, together with any unpaid interest under the Convertible Bonds accrued from the date of issue of the Convertible Bonds until the date of payment.

(D) The Company fully indemnify the Bondholder in respect of the liability of the Company hereunder upon the occurrence of an Event of Default and from and against any reasonable costs, expenses, liabilities and losses (including legal fees and costs) which such Bondholder would reasonably suffer or incur as a result of or in connection with enforcing repayment of the Convertible Bonds and/or any obligation of the Company under the Convertible Bonds.

15. <u>TRANSFER, TRANSMISSION AND REGISTER</u>

(A) The Company shall create a Bondholder register in Hong Kong.

(B) Except as required by law or as provided by the Conditions, the Company shall recognise the registered holder of any Convertible Bonds as the absolute owner thereof and the Company shall not be bound by or be required to recognise any trust to which any Convertible Bonds may be subject.

(C) The Bondholder will be recognised by the Company as entitled to its Convertible Bonds free from any equity, set-off or counter-claim on the part of the Company against the original or any intermediate holder of the Convertible Bonds.

(D) Subject to Condition 15(E) below, the Convertible Bonds shall not be permitted to be transferred by the Bondholder at any time for so long as any part of the principal amount of any Convertible Bonds remains outstanding.

(E) Notwithstanding the provision of Condition 15(D), the Bondholder shall be permitted at any time to make any of the following transfer:

(i) a transfer of the Convertible Bonds to any of its Associates provided that if the Convertible Bonds was transfer to an Associate (the "**Relevant Associate**") and the Relevant Associate shall at any time thereafter cease to be an

Associate of the Bondholder, the relevant Bondholder shall forthwith notify the Company and shall procure that the Convertible Bonds held by the Relevant Associate is re-transferred to the Bondholder or to another Associate of the Bondholder on or before the date when the Relevant Associate ceases to be an Associate of the Bondholder; or

(ii) a transfer of the Convertible Bonds with prior written consent of the Company provided that all the conditions imposed by the Company of such consent shall be fully fulfilled.

(F) The Bondholder, and any person authorised in writing by the Bondholder, shall be at liberty at all reasonably times during office hours to inspect the register of Bondholder and take copies thereof or any part thereof.

(G) The provisions of the articles of association of the Company in relation to the registration and transmission of Shares and the register of members of the Company shall, mutatis mutandis, apply to the registration and transmission of the Convertible Bonds and the register of Bondholder and shall have full effect as if the same, mutatis mutandis, had been incorporated herein.

16. UNDERTAKINGS BY THE BONDHOLDER

The Bondholder shall, upon reasonable request of the Company, provide such documents in respect of his associates to the Company.

17. VARIATIONS TO THE CONDITIONS

The terms of the Conditions and the Certificate may be varied by agreement in writing between the Company and the Bondholder.

18. NOTICES

Any notice required to be given under this Instrument shall be deemed duly served if served by hand delivery or by facsimile transmission to, (i) in the case of the Company, the address provided below or, (ii) in the case of the Bondholder, to its address in Hong Kong as specified in the register of Bondholder or, (iii) to such other address in Hong Kong as the Bondholder or the Company shall have notified to the others. Any such notice shall be deemed to be served at the time when left at the address of the party to be served or, if served by facsimile transmission, when sent. In proving service it shall be sufficient, in the case of service by facsimile transmission, to prove that the transmission was confirmed as sent by the originating machine.

To the Company:

Address: 7th Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong

Attn: The Board of Directors

Fax: +852 2511 0201

To the Bondholder:

Address: Unit D, 3/F., Unison Industrial Centre, 27-31 Au Pui Wan Street, Fotan, Shatin, New Territories, Hong Kong

Attn: The Board of Directors

Fax: +852 2607 0155

19. GOVERNING LAW

The Convertible Bonds, including the Conditions and the Certificates, shall be governed by and construed in accordance with the laws of Hong Kong and the Bondholder and the Company hereby submit to the non-exclusive jurisdiction of the Hong Kong courts in connection therewith.

20. THIRD PARTY RIGHTS

The terms of Convertible Bonds, including the Conditions and the Certificates, are intended solely for the benefit of the relevant parties to the Convertible Bonds, and their respective successors or permitted assigns. No person other than the parties to the Convertible Bonds shall have any rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce or enjoy the benefits of any terms of the Convertible Bonds.

SCHEDULE 1

Form of Certificate

HK$23,000,000 Certificate no.:1

MARVEL DIGITAL LIMITED

萬維數碼有限公司

(Incorporated in Hong Kong with limited liability)

HK$23,000,000 CONVERTIBLE BONDS

MARVEL DIGITAL LIMITED (the "**Company**") hereby certifies that **E-TECH ELECTRONICS LIMITED** is, at the date hereof, entered in the register of bondholders as the bondholder of the ten per cent coupon convertible bonds in the principal amount of HK$**23,000,000** (the "**Convertible Bonds**"). The Convertible Bonds is constituted by the Instrument of the Company dated 3 January 2018 and is subject to, and has the benefit of, the terms and conditions (the "**Conditions**") set out in such Instrument. For value received, the Company promises to pay the person who appears at the relevant time on the register of Bondholder as Bondholder of the Convertible Bonds in respect of which this Certificate is issued such amount or amounts as shall become due in respect of such Convertible Bonds and otherwise to comply with the terms and conditions of the Conditions.

The Convertible Bonds in respect of which this Certificate is issued is convertible into fully paid ordinary shares of the Company for the time being subject to and in accordance with the Conditions. The Convertible Bonds constitute direct, unsubordinated, unconditional and unsecured obligations of the Company.

This Certificate is evidence of entitlement only. Title to the Convertible Bonds passes only on due registration on the register of Bondholder and only the duly registered Bondholder is entitled to payments on the Convertible Bonds in respect of which this Certificate is issued.

The Convertible Bonds in respect of which this Certificate is issued are subject to restrictions on transfer in the terms and conditions specified in Condition 15 of the Instrument.

This Certificate is governed by, and shall be construed in accordance with, the laws of the Hong Kong Special Administrative Region of the People's Republic of China.

GIVEN under the Seal of the Company on 3 January 2018.

/S/ Lee Ying Chiu, Herbert

Director

SCHEDULE 2

Form of Conversion Notice

CONVERTIBLE BONDS IN THE AGGREGATE PRINCIPAL AMOUNT OF HK$23,000,000.00 ISSUED BY MARVEL DIGITAL LIMITED

Date:

To: Marvel Digital Limited (the "**Company**")

Dear Sirs,

Unless otherwise defined herein, the capitalized term in this notice shall have the same meaning as defined in the instrument of the Convertible Bonds in the aggregate principal amount of HK$23,000,000.00 issued by Marvel Digital Limited.

I/We, by and on behalf of the holder or beneficial owner of the Convertible Bonds, hereby elect to convert such Convertible Bonds into 75,000 ordinary shares of the Company pursuant to Condition 5 of the Conditions attached to the Certificate.

Date of Conversion:

Total principal amount and certificate number of Convertible Bonds to be converted:

Total principal amount: HK$23,000,000.00

Certificate number of Convertible Bonds: 1

Allottee of Conversion Shares:

Method of Delivery of Share Certificates:

You are requested to complete the issue and allotment of the Conversion Shares in accordance with the Conditions. The Certificate representing the Convertible Bonds converted hereby accompany this Conversion Notice.

Yours faithfully,
For and on behalf of
E-Tech Electronics Limited

____

Authorised Signatory

EXECUTION PAGE

THE COMPANY

SEALED with the **COMMON SEAL** of	)	/S/ Lee Ying Chiu, Herbert
MARVEL DIGITAL LIMITED	)	
萬維數碼有限公司	)	
and **SIGNED** by its authorised signatory	)	
	)	
	)	
	)	
	)	
in the presence of:	)	
	)	